UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013	File No.: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Insider Report for Ross Clarkson

99.2	Insider Report for Lloyd Herrick

99.3	Insider Report for Randy Neely

99.4	Insider Report for Rob Jennings

99.5	Insider Report for Geoff Chase

99.6	Insider Report for Fred Dyment

99.7	Insider Report for Erwin Noyes

99.8	Insider Report for Albert Gress

99.9	Insider Report for Brett Norris

99.10	Insider Report for Robert Pankiw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 18, 2013	By:	/s/ Randy Neely
Randy Neely
Vice President Finance & CFO